

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

<u>Via E-mail</u>
James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec
Canada H1P 1Z4

  Re: DNA Precious Metals, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed February 28, 2012
    File: 333-178624

Dear Mr. Chandik:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Plan Of Operation, page 24</u>

<u>History, page 30</u>

1. We note your response to comment 3 from our letter dated February 28, 2012. Additionally we note on page 30 of your amended disclosure you still disclose reserve quantities. Please advise.

<u>Mill Construction, page 36</u>

2. We note you response to comment 5 from our letter dated February 28, 2012. Please tell us why you do not believe it is necessary to disclose information related to the conclusion of your metallurgical test results. In this regard we reference the statements indicating

the valuable compound in the tailings is mica, the recovery of gold is possible but still difficult, and the recovery of base metals is very unlikely. In your response please explain if there is additional technical information regarding the recovery of gold from the Montauban tailings and the basis for the cost estimate for mill construction considering the preliminary nature of your project.

Dilution, page 19

3. We note your statement that "the net tangible book value of the shares held by our existing stockholders will be increased by $0.21 per share without any additional investment on their part." Your table indicates that the increase to present stockholders in net tangible book value would be $0.03 per share. Please revise as appropriate. Also please revise your table to indicate amount of the immediate dilution from the public offering price which will be absorbed by the investors.

4. We note your statement that "our existing stockholders will own approximately 86% of the total number of shares then outstanding, for which they have made contributions of cash totaling $3,000,000 or $0.01 per share." Please advise us how you determined the amount of cash contributions and the price per share paid by existing shareholders.

Executive Compensation, page 38

5. Please revise footnote 2 to your executive compensation table to clarify whether the stock awards reflect an aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Financial Statements, page F-1

Note 3. Stockholders' Equity (Deficit), page F-13

6. We note your response to comment 9 in our letter dated February 28, 2012 and your revised disclosure that indicates the share price assigned to your 2011 issuances were based on private placement transactions. With regard to the June 2011 issuances of shares for mining rights, to board members and for interest on the promissory note, tell us how you considered your June 2011 private placement at $0.20 per share and your December 2011 offering or any plans of this event in your valuation of these shares. In other words, tell us and disclose how you determined that a new valuation for these shares was not necessary in order to consider the future potential outcomes as well as values and probabilities associated with operating performance, financial condition and the probability of achieving liquidity through an initial public offering. Specifically explain how the above reference shares were issued at $0.003 per share when you had a private placement in the same month for $0.20 per share.

7. With regard to the shares issued for $0.20 per share under employment agreements, we note this price per share was based on private placements that took place between June 2011 and October 2011. Please revise to discuss the factors that led to the increase between $0.003 and $0.20 including taking into consideration the timing of these 2011 issuances, the Company's operating performance, financial condition and the probability of achieving liquidity through an initial public offering. Although the $0.20 is based on third party cash transactions, please disclose the factors that led to the increase in price to $0.20 per share when in the same month shares issued for interest, mining rights and to board members were issued at $0.003 per share.

8. Please revise to provide narrative disclosures that discuss the significant factors, assumptions, and methodologies used in determining your estimated offering price and the factors contributing to the difference between the fair value as of each grant date and your initial public offering estimated price.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.